                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25                SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING            0-29044
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(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

                                                         CUSIP NUMBERS
                                                    Common Stock:    92825D 10 1
                                                    Class A Warrant: 92825D 11 9
                                                    Class B Warrant: 92825D 12 7
                                                    Unit:            92825D 20 0
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             For Period Ended: September 30, 1999

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: _________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     Virtual Communities, Inc.
Full Name of Registrant

     Heuristic Development Group, Inc.
Former Name if Applicable

     589 8th Avenue 7th Floor
Address of Principal Executive Office (Street and Number)

     New York, New York 10018
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


     On October 29, 1999, Virtual Communities, Inc. ("VCI") merged with and into HDG Acquisition Sub, Inc., a wholly owned subsidiary of Heuristic Development Group, Inc. ("HDG"). In connection with the Merger, HDG was subject to a change in control and changed the name of the registrant to Virtual Communities, Inc. Following the Merger, VCI shareholders control HDG, holding 88.6% of the Common Stock of the Company with HDG shareholders holding 11.4%. Effective upon the consummation of the merger on October 29, 1999, VCI elected a new Board of Directors, appointed new officers, moved the principal executive office from California to New York and appointed new certifying accountants, among other corporate changes. As a result of the foregoing transitions and the limited time available subsequent to the merger for preparation by the new responsible officers of registrant's quarterly report for the period ending September 30, 1999, the registrant will be unable to file the quarterly report for such period at the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Avi Moskowitz                        (212)         931-8600
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                   Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                  [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                 [ ] Yes [x] No

     If so, attached an explanation of the anticipation change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Virtual Communities, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 15, 1999          By  /s/ Avi Moskowitz
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                                     Avi Moskowitz, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omission of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 25) of the General Rules and Registration under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record In the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.